UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12B-25	SEC FILE NUMBER 333-73020
NOTIFICATION OF LATE FILING	CUSIP NUMBER
(Check one):	[ ] Form 10-K	[X] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2004

[  ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 20-F

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR

For the Transition Period Ended:________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Messer Griesheim Holding GmbH ______________________________________________ Full Name of Registrant
Messer Griesheim Holding AG ______________________________________________ Former Name if Applicable
Koogstraat 10 ______________________________________________ Address of Principal Executive Office (Street and Number)
25870 Norderfriedrichskoog, Germany ______________________________________________ City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The information set forth under the heading “The Sale of Messer Griesheim and the Reorganization of the Messer Group” on page 6 of Messer Griesheim Holding GmbH’s Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to its Outstanding €550,000,000 10.375% Senior Notes due 2011” contained in its Report on Form 6-K, dated April 21, 2004, is incorporated herein by reference.

On May 6, 2004, Messer Griesheim Holding GmbH (the “Company”) completed the sale of its operations in Germany, the United Kingdom and the United States to Air Liquide International S.A. (the “Divestiture”). These operations generated approximately 69% of the Company’s estimated net sales and approximately 68% of its estimated operating profit for the year ended December 31, 2003. In connection with the Divestiture, the Company made an offer to purchase for cash for its 10.375% Senior Notes due 2011 (the “Notes”), which was completed on May 21, 2004 (the “Tender Offer”). Subsequently, the Company published a notice of mandatory redemption for all Notes that were not repurchased in the Tender Offer (the “Mandatory Redemption”). Upon the completion of the Mandatory Redemption on June 23, 2004, the Company had no securities outstanding that were subject to the registration requirements of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Certain information needed to prepare the Company’s annual report on Form 20-F for the year ended December 31, 2003 is currently not available. For this reason, the Company requires additional time to prepare its annual report.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Winfrid Schmidt	011-49	6196 77760 331
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X]   No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [  ]   No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Messer Griesheim Holding GmbH

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 1, 2004	By /s/ Stefan Messer, Director

By /s/ Harald Pinger, Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).